September 15, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:    Taylor Beech

Re:	Grove Collaborative Holdings, Inc.
Registration Statement on Form S-3
File No. 333-274425

Acceleration Request
Requested Date: September 19, 2023
Requested Time: 4:30 P.M., Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grove Collaborative Holdings, Inc. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-274425 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:30 P.M., Eastern Time, on September 19, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.
We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Carlton Fleming of Sidley Austin LLP at (415) 772-1207 or cfleming@sidley.com.

Very truly yours,

/s/ Jeffrey Yurcisin

Jeffrey Yurcisin
President and Chief Executive Officer
Grove Collaborative Holdings, Inc.

cc:	Sergio Cervantes, Chief Financial Officer
Martin Wellington, Sidley Austin LLP
Carlton Fleming, Sidley Austin LLP